UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  01-11779

ELECTRONIC DATA SYSTEMS CORPORATION (Exact name of registrant as specified in its charter)
5400 Legacy Drive Plano, Texas 75024 (972) 604-6000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
7.125% Notes due 2009
7.45% Notes due 2029
Zero-Coupon Convertible Senior Notes due October 10, 2021
6.0% Senior Notes due 2013, Series B
3.875% Convertible Senior Notes due 2023

(Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X]	Rule 12h-3(b)(1)(i) [X]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 15d-6 [ ]
Rule 12g-4(a)(2)(ii) [ ]

Approximate number of holders of record as of the certification or notice date:

Common Stock*:               1

7.125% Notes due 2009:   110

7.45% Notes due 2029:     73

Zero-Coupon Convertible Senior Notes due October 10, 2021: 13

6.0% Senior Notes due 2013, Series B: 99

3.875% Convertible Senior Notes due 2023: 63

*       Common Stock of Electronic Data Systems Corporation was converted into limited liability company membership interests in connection with the conversion of the registrant to a Delaware limited liability company on August 29, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, Electronic Data Systems, LLC (formerly known as Electronic Data Systems Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                                                                   ELECTRONIC DATA SYSTEMS, LLC (FORMERLY KNOWN AS

                                                                                                   ELECTRONIC DATA SYSTEMS  CORPORATION

Date: September 9, 2008                                                       By:    /S/ DAVID B. HOLLANDER

                                                                                                         Name:  David B. Hollander

                                                                                                         Title:    Assistant Secretary

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.